SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Jumei International Holding Limited

(Name of Issuer)

Class A ordinary shares, par value US$0.00025 per share

(Title of Class of Securities)

G8015L 102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Xiaoping Xu
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 8,909,079(1) ordinary shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 8,909,079(1) ordinary shares. See Item 4.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,909,079(1) ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

Percent of Class Represented by Amount in Row (9)

10.3% of the Class A ordinary shares(2) (or 6.1% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares).

12	Type of Reporting Person IN

(1)  Representing (i) 6,754,339 American depositary shares (“ADSs”) representing 6,754,339 Class A ordinary shares held by Success Origin Limited and (ii) 2,154,740 restricted ADSs representing 2,154,740 Class A ordinary shares held by Focus China Holdings Limited.

(2) Based on 86,477,104 Class A ordinary shares outstanding as of December 31, 2015.

1	Names of Reporting Persons Success Origin Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 6,754,339(3) ordinary shares. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 6,754,339(3) ordinary shares. See Item 4.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,754,339(3) ordinary shares.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11

Percent of Class Represented by Amount in Row (9)

7.8% of the Class A ordinary shares(4) (or 4.6% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares).

12	Type of Reporting Person CO

(3)  Representing 6,754,339 ADSs representing 6,754,339 Class A ordinary shares.

(4) Based on 86,477,104 Class A ordinary shares outstanding as of December 31, 2015.

Item 1(a).	Name of Issuer: Jumei International Holding Limited (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 20th Floor, Tower B, Zhonghui Plaza 11 Dongzhimen South Road, Dongcheng District Beijing 100007, People’s Republic of China

Item 2(a).	Name of Person Filing: Xiaoping Xu Success Origin Limited
Item 2(b).

Address of Principal Business Office, or, if none, Residence:
Xiaoping Xu

Suite 525, China World Trade Tower 1, 1 Jianguomenwai Avenue,

Chaoyang District, Beijing 100004, China

Success Origin Limited

P.O. Box 957, Offshore Incorporations

Centre,

Road Town,

Tortola, British Virgin Islands

Item 2(c).	Citizenship: Xiaoping Xu — Canada Success Origin Limited — British Virgin Islands
Item 2(d).

Title of Class of Securities:
Class A ordinary shares, par value US$0.00025 per share. Each Class B ordinary share of the Issuer is convertible into one Class A ordinary share at the option of the holders of such Class B ordinary share at any time.

Item 2(e).	CUSIP No.: G8015L 102

Item 3.	Not Applicable

Item 4.	Ownership

The following information with respect to the ownership of the ordinary shares of the Issuer by the reporting persons is provided as of December 31, 2015. The table below is prepared based on 86,477,104 shares of Class A ordinary shares and 58,804,840 shares of Class B ordinary shares outstanding at December 31, 2015:

Reporting Person: Xiaoping Xu	Class A ordinary shares		Class B ordinary shares	Total Ordinary Shares on the as-converted basis		Percentage of Aggregate Voting Power(1)
(a) Amount beneficially owned:	8,909,079	(2)	0	8,909,079	(2)	—
(b) Percent of class:	10.3%		0	6.1	%(3)	1.3	%(1)
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote:	8,909,079		0	8,909,079		—
(ii) Shared power to vote or to direct the vote:	0		0	0		—
(iii) Sole power to dispose or to direct the disposition of:	8,909,079		0	8,909,079		—
(iv) Shared power to dispose or to direct the disposition of:	0		0	0		—

Notes:

(1)    Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of Class A and Class B ordinary shares of the Issuer on as-converted basis. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of Class B ordinary shares is entitled to ten votes per Class B ordinary share.

(2)    Representing (i) 6,754,339 ADSs representing 6,754,339 Class A ordinary shares held by Success Origin Limited and (ii) 2,154,740 restricted ADSs representing 2,154,740 Class A ordinary shares held by Focus China Holdings Limited.

(3)    To derive this percentage, (i) the numerator is 8,909,079, and (ii) the denominator is the sum of (x) 86,477,104, being the number of the Issuer’s Class A ordinary shares outstanding at December 31, 2015 and (y) 58,804,840, being the number of the Issuer’s total Class B ordinary shares outstanding at December 31, 2015 that are convertible into the same number of Class A ordinary shares.

Reporting Person: Success Origin Limited	Class A ordinary shares		Class B ordinary shares	Total Ordinary Shares on the as-converted basis		Percentage of Aggregate Voting Power(1)
(a) Amount beneficially owned:	6,754,339	(2)	0	6,754,339	(2)	—
(b) Percent of class:	7.8%		0	4.6	%(3)	1.0	%(1)
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote:	6,754,339		0	6,754,339		—
(ii) Shared power to vote or to direct the vote:	0		0	0		—
(iii) Sole power to dispose or to direct the disposition of:	6,754,339		0	6,754,339		—
(iv) Shared power to dispose or to direct the disposition of:	0		0	0		—

Notes:

(1)    Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of Class A and Class B ordinary shares of the Issuer on as-converted basis. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of Class B ordinary shares is entitled to ten votes per Class B ordinary share.

(2)    Representing 6,754,339 ADSs representing 6,754,339 Class A ordinary shares.

(3)    To derive this percentage, (i) the numerator is 6,754,339, and (ii) the denominator is the sum of (x) 86,477,104, being the number of the Issuer’s Class A ordinary shares outstanding at December 31, 2015 and (y) 58,804,840, being the number of the Issuer’s total Class B ordinary shares outstanding at December 31, 2015 that are convertible into the same number of Class A ordinary shares.

Success Origin Limited, a British Virgin Islands company, holds 6,754,339 ADSs representing 6,754,339 Class A ordinary shares of the Issuer. Focus China Holdings Limited holds 2,154,740 restricted ADSs representing 2,154,740 Class A ordinary shares of the Issuer. Both Success Origin Limited and Focus China Holdings Limited are wholly owned by Mr. Xiaoping Xu.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Xiaoping Xu may be deemed to beneficially own all of the Class A ordinary shares held by Success Origin Limited and Focus China Holdings Limited.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certifications
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2016
/s/Xiaoping Xu
Xiaoping Xu	Xiaoping Xu

Success Origin Limited	By:	/s/Xiaoping Xu
	Name:	Xiaoping Xu
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement